Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	1Q 2006	1Q 2005
Income from continuing operations	10,632	9,850
Additions:
Fixed charges
Interest expense	10,322	8,588
Capitalized interest	701	206

	11,023	8,794

Deductions:
Capitalized interest	(701)	(206)

Adjusted earnings	20,954	18,438

Fixed Charges (from above)	11,023	8,794
Ratio of Earnings to Fixed Charges	1.90	2.10